MAXIM SERIES FUND, INC.

8515 East Orchard Road

Greenwood Village, Colorado 80111

February 13, 2009

VIA EDGAR

Patrick F. Scott, Esquire

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maxim Series Fund, Inc. (“Registrant”)

File Nos. 2-75503; 811-03364

Form AW --Request for Withdrawal of Post-Effective Amendment No. 95

Dear Mr. Scott:

On behalf of Registrant and pursuant to Rule 477(a) under the Securities Act of 1933, we respectfully request the withdrawal of post-effective amendment no. 95 to Registrant’s registration statement on Form N-1A (“Amendment”), which was filed to register 15 new series on February 11, 2009 (accession number 0000356476-09-000016).

Due to a clerical error, Registrant was not successful in obtaining new series and class identification numbers for the new series. Registrant confirms that no securities were sold in connection with the offering contemplated by the prospectus contained in the Amendment. The Amendment has not been declared effective or become automatically effective. Registrant will re-file the Amendment with a request for identification numbers in the submission header.

Thank you for your assistance with this matter. Please contact me by phone at (303) 737-4675 with any questions.

Sincerely yours,

/s/Ryan L. Logsdon

Ryan L. Logsdon

Assistant Vice President and Counsel